U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Commonwealth Associates, L.P.
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   (Last)               (First)                 (Middle)

830 Third Avenue
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                                    (Street)

New York               New York                10022
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

eB2B Commerce, Inc. (NASD SmallCap: EBTB)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

May 2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |X|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|  Form filed by one Reporting Person
   |X|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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

                                                                          (Over)
                                                                        SEC 1474

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Unit Purchase                                                                  Common
Option (1)          (1)      05/02/01  J       2,321,334    immed    04/16/06  Stock    2,321,334  (1)    6,050,254   D        (2)
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Unit Purchase                                                                  Common
Option (1)          (1)      05/02/01  I         750,080    immed    04/16/06  Stock      750,080  (1)   14,136,976   I        (3)
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                                                                               Common
Convertible Note    $.50     05/02/01  P       4,000,000    immed    10/16/02  Stock    4,000,000  (4)                I        (4)
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                                                                               Common
Warrants            $.93     05/02/01  P       4,000,000    (4)      (4)       Stock    4,000,000  (4)    9,370,976   I        (4)
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                                                                               Common
Warrants            $.50     05/02/01  J         900,000    (5)      (5)       Stock      900,000  (5)      900,000   I        (5)
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
Explanation of Responses:

See attached footnotes.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Commonwealth Associates, L.P.
By: Commonwealth Associates Management Company, Inc.

/s/ Joseph Wynne                                             September 4, 2001
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date
   Joseph Wynne
   Chief Financial Officer


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

FOOTNOTES                                                            Page 3 of 4


(1) These are options to purchase "Units" at an exercise price of $100,000 per Unit. Each Unit consists of 10,000 shares of Series C Convertible Preferred Stock (each such share being convertible into 20 shares of Common Stock) and warrants to purchase 200,000 shares of Common Stock at an exercise price of $.93 per share. Unit Purchase Options were issued to Commonwealth Associates, L.P. ("Commonwealth") by eB2B Commerce, Inc. (the "Company") in consideration of services performed in connection with a private placement of convertible notes and warrants which closed on May 2, 2001 (the "Private Placement"). Certain of the Unit Purchase Options were distributed by Commonwealth to its employees, including Michael S. Falk (among others).

(2) These securities are owned directly by Commonwealth, the general partner of which is Commonwealth Associates Management Co. ("CAMC"). Michael S. Falk ("Falk") and Robert Priddy ("Priddy") are directors and shareholders of CAMC. Falk is the Chairman and principal shareholder of CAMC, which is the principal partner of Commonwealth. Falk and Priddy disclaim beneficial ownership of the securities held by Commonwealth other than that portion which corresponds with their respective interests in Commonwealth.

(3) These Unit Purchase Options were distributed to Falk by Commonwealth. The 14,136,976 shares identified as beneficially owned by Falk includes (i) 6,050,254 shares of derivative securities owned by Commonwealth, (ii) 900,000 shares of derivative securities owned by ComVest Venture Partners, LP (see note
5) and (iii) 3,462,246 shares of derivative securities owned by ComVest Capital Partners, LLC. Falk disclaims beneficial ownership of the securities held by ComVest Venture Partners, LP and ComVest Capital Partners, LLC other than that portion which corresponds with his interests in such entities.

(4) These Convertible Notes and Warrants were sold as units in the Private Placement. Each of these units, purchased at a purchase price of $100,000 per unit, consisted of Convertible Notes in the principal amount of $100,000, and Warrants to purchase 200,000 shares of Common Stock. The Convertible Notes and Warrants identified on this Form 4 were purchase in the Private Placement by RMC Capital, LLC ("RMC") for an aggregate purchase price of $2,000,000 (20 units). Priddy is a manager and the principal of RMC and disclaims beneficial ownership of the securities held by RMC other than that portion which corresponds with his membership interest therein. The 9,370,976 shares identified as beneficially owned on this line consists of the 8,000,000 shares owned by RMC (through the Convertible Notes and Warrants), and an additional 1,370,976 of derivative securities owned directly by Priddy. These Warrants are exercisable for a period of two years from the earlier of (i) the date the Company receives shareholder approval of the Private Placement, (ii) the date shareholder such approval is no longer required (whether because the Company's Common Stock is no longer listed on NASDAQ or otherwise), or (iii) October 1, 2001 (if the holders of the Warrants exercise their right to accelerate the initial exercise date due to the Company's failure to receive shareholder approval).

(5) These Warrants were issued to ComVest Venture Partners, LP in consideration of its making available to the Company a line of credit. The Company terminated the line of credit without making any borrowings thereunder. This Warrants are exercisable for a period of five years from the earlier of (i) the date the Company receives shareholder approval of the Private Placement, (ii) the date shareholder such approval is no longer required (whether because the Company's Common Stock is no longer listed on NASDAQ or otherwise), or (iii) October 1, 2001 (if the holders of the Warrants exercise their right to accelerate the initial exercise date due to the Company's failure to receive shareholder approval).

                   JOINT FILER INFORMATION AND AUTHORIZATION

Name:                      Commonwealth Associates Management Company, Inc.
                           830 Third Avenue
                           New York, New York 10022

Designated Filer:          Commonwealth Associates, LP

Issuer & Ticker Symbol:    eB2B Commerce, Inc. (EBTB)

Statement Month/Year:      May 2001

Signature:                 By: /s/ Joseph Wynne
                               -------------------------------------------------
                                   Joseph Wynne, Chief Financial Officer


Name:                      Michael S. Falk
                           830 Third Avenue
                           New York, New York 10022

Designated Filer:          Commonwealth Associates, L.P.

Issuer & Ticker Symbol:    eB2B Commerce, Inc. (EBTB)

Statement Month/Year:      May 2001

Signature:                 /s/ Michael S. Falk
                           -----------------------------------------------------
                               Michael S. Falk


Name:                      RMC Capital, LLC
                           1640 Powers Ferry, Suite 125
                           Marietta, Georgia 30067

Designated Filer:          Commonwealth Associates, L.P.

Issuer & Ticker Symbol:    eB2B Commerce, Inc. (EBTB)

Statement Month/Year:      May 2001

Signature:                /s/ Robert Priddy
                          ------------------------------------------------------
                              Robert Priddy, Manager


Name:                      Robert Priddy
                           1640 Powers Ferry, Suite 125
                           Marietta, Georgia 30067

Designated Filer:          Commonwealth Associates, L.P.

Issuer & Ticker Symbol:    eB2B Commerce, Inc. (EBTB)

Statement Month/Year:      May 2001

Signature:                 /s/ Robert Priddy
                           -----------------------------------------------------
                               Robert Priddy